March 18, 2016

Lisa Krestynick
Staff Attorney
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Whiskey Acquisition, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 1, 2016
File No. 333-208620 3-208620

Dear Ms. Krestynick:

The following is the company's response to your comment letter dated March 11, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. Please revise to discuss your liquidity and capital resources. Please see Item 303 of Regulation S-K. In this revised disclosure, please address the cost of entering into the Escrow Agreement and the amount needed for your search activities.

Liquidity and capital resources added.   Discussion of escrow and search costs included.

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons

Miguel Dotres, President and Director age 44, page 30

2. We note your revisions made in response to prior comments 6 and 8. However, your table and discussion regarding the affiliation of Mr. Dotres with other registrants contain information that appears outdated or inconsistent with the filings of the other registrants. For example, we note that the Form 8-K filed by NAS Acquisition, Inc. on November 5, 2015 provides that the On the Move acquisition closed and Mr. Dotres resigned as officer and director. We also note that the registration statement on Form S-1 filed by DAS Acquisition, Inc. has been declared effective. Please revise or advise.

Table updated to reflect these.

Lisa Krestynick
March 18, 2016

Conflicts of Interest, page 33

3. We note your response to prior comment 4 and your revised disclosure at page 12. However, the prior disclosure that your officer and director "will not ordinarily" make such decisions appears here. Please revise or disclose the instances when your officer and director will make affirmative decisions related to a particular business opportunity.

Deleted and revised.

Executive Compensation, page 34

4. We note your response to prior comment 10 and your revised disclosure. Please provide the narrative disclosure required by Item 402(o) of Regulation S-K regarding the issuance of shares to Mr. Brown. In that regard, we note that you continue to disclose that you "have not paid any compensation to any officer."

Narrative revised and added.   Previous disclosure of no compensation deleted.

Certain Relationships and Related Transactions, page 35

5. We note your disclosure on page F-16 that Mr. Dotres paid expenses on behalf of the company on December 18, 2015. Please revise to provide the disclosure required by Item 404 of Regulation S-K regarding this transaction or advise.

Disclosure added that this is a note without interest and callable upon demand.

Exhibit 3.B

6. We note in your revised by-laws that September 30 is your fiscal year-end. However, under Section 1 - Annual Meetings of the by-laws, December 31 is stated as your fiscal year-end. Please clarify this apparent discrepancy.

Should be September 30.  Amended bylaws attached.

Sincerely,

/s/ Miguel Dotres
Miguel Dotres
President and Chief Executive Officer
Whiskey Acquisition, Inc.